June 30, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay

Brian Cascio

Jordan Nimitz

Katherine Bagley

Re:	Pixie Dust Technologies, Inc.

Registration Statement on Form F-1, Filed June 7, 2023

CIK 0001962845

Ladies and Gentlemen:

This letter is submitted on behalf of Pixie Dust Technologies, Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, filed with the Commission on June 7, 2023 (the “Registration Statement”), as set forth in your letter dated June 23, 2023 addressed to Mr. Yoichi Ochiai, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing with the Commission Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1. We highlight for the Staff’s convenience that disclosure was added under “Recent Developments” on pages 7-8 of Amendment No. 1 which presents limited preliminary, unreviewed and unaudited financial information for the year ended April 30, 2023 in accordance with U.S. GAAP.

In addition, the Company advises the Staff that, in light of the pending July 31, 2023 deadline for consummation of the proposed offering, the Company intends to proceed with the marketing as soon as practicable, subject to market conditions and other considerations. In that regard, the Company very much appreciates the Staff’s continued review in consideration of the foregoing time constraints.

Registration Statement on Form F-1 filed June 7, 2023

Use of Proceeds, page 54

1.

We note your revisions in response to our prior comment 2, and we note your statement that 18% of the net proceeds will be allocated towards developing prototypes of new proprietary soundproofing metamaterials and a mass production prototype model for VUEVO glasses. Please revise your disclosure to further specify the approximate amount of proceeds you intend to allocate towards each of these uses.

GREENBERG TRAURIG, LLP ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ∎ Los Angeles, California 90067-2121 ∎ Tel 310.586.7700 ∎ Fax 310.586.7800

U.S. Securities and Exchange Commission

June 30, 2023

Response to Comment No. 1:

The Company acknowledges the Staff’s request for a further breakdown of the intended use of proceeds relating to its research and development plans, as set forth on page 56 of Amendment No. 1. The Company has provided its estimated breakdown to the extent practicable at this time in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the six months ended October 31, 2021 and 2022, page 64

2.

We note your amended disclosure that “[t]he decline in solution services was primarily due to lower demand for COVID-19 related solutions, which impacted our magickiri sales.” Throughout your filing where you discuss your products and services, please describe your “magickiri” solutions. In this regard, we note your references to your “magickiri” services throughout the filing, but it is unclear what these services entail.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and clarifies on pages 66, 70, and 76 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that magickiri was a COVID-19 solution service that analyzed the movement of air and people in a room and provided advice on ventilation. As the COVID-19 pandemic has subsided, and due to the immateriality of revenue generated from magickiri sales, the Company will no longer invest in magickiri and plans to focus its efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, and iwasemi, particularly in its principal market of Japan. As a result, the Company does not consider it appropriate to include discussion of this service in its Business section, where it discusses its current main products and services that the Company estimates may have a significant effect on its operations and financial results.

Business

Overview, page 78

3.

We note your statement on page 78 that mechanobiological research findings have the potential to be used to develop new health care and personal care options “such as accelerating fracture healing with ultrasonic vibrations or enhancing wound healing through suction pressure.” Please revise to provide your basis to support these claims and explain the relevance of those claims to your products, or alternatively remove the claims. In this regard, we note that your personal care products “are not marketed, nor intended to be used, as medical devices.”

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and, accordingly, has expanded the definition under “Select Scientific and Technical Terms” on page iii of Amendment No. 1 to clarify that the examples are related to other companies’ products. These examples were provided solely to illustrate the applications of mechanobiology, in response to the Staff’s prior request for an explanation of the meaning of mechanobiology. The Company has removed these examples from pages 1, 65, and 80 in Amendment No. 1 to avoid any confusion that the examples are deemed related to the Company’s products.

kikippa

Related Research and Potential Future Developments, page 84

U.S. Securities and Exchange Commission

June 30, 2023

4.

We note your revisions in response to our prior comment 6 and reissue in part. It is not clear how the results of your kikippa studies support your claims about kikippa. Given that your study results appear to indicate only that modulated sound will produce an “increase in brain activity” and that modulated sound stimuli can “synchronize brain waves at their modulation frequency,” please remove the below statements from your filing:

•	On page 84, “[a]cademic research has suggested that listening to sound pulses corresponding to gamma waves in the brain (approximately 40 Hz) may improve cognitive function”; and

•

On page 85, that “[y]our studies, as well as research performed by other groups unrelated to us, suggest potential connections not only between diseases and brain waves, but also between emotional states and brain waves.”

Alternatively, please provide a basis to support these statements. Please also clarify how your studies suggest potential connections between diseases, emotional states and brain waves, as well as the significance of “phase locking indices” on page 85.

Response to Comment No. 4:

The Company acknowledges the Staff’s comment and has removed the referenced statement in the second bullet on prior page 85 of the Registration Statement.

The statement in the first bullet (now on page 86 of Amendment No. 1) does not directly relate to kikippa’s functions or effects. However, it provides context for the Company’s belief that certain brain activity detected as gamma waves may have a beneficial effect on the human brain, consistent with current academic and scientific research studies.

Supplementally, the Company refers the Staff to the following examples of recent research to support the Company’s statement on page 86:

•

Martorell AJ, Paulson AL, Suk HJ, et al. Multi-sensory gamma stimulation ameliorates Alzheimer’s-associated pathology and improves cognition. Cell. 2019 Apr 4;177(2):256-271.e22. doi: 10.1016/j.cell.2019.02.014. Epub 2019 Mar 14.

•

Zhang, Y., Hanlon, D. P., Zlokovic, A. A., Boonstra, A. J. A., Shekhar, S. A., Rajagopalan, S. A., Peterson, C. M., Smith, P. J. S., Leisman, G. E., & Thatcher, R. J. (2022). 40-Hz sensory stimulation suppresses cognitive decline and brain atrophy in Alzheimer’s disease. PLOS ONE, 17(2).

•	For a plain English explanation, please refer to the following report on the popular website WebMD: https://www.webmd.com/brain/what-to-know-about-gamma-brain-waves.

We have not cited these references in Amendment No. 1, however, insomuch as to do so would, in the Company’s opinion, create a misimpression about the nature of our product. The point of the statement is to draw the distinction between the Company’s research on amplitude modulation and prior research limited to sound pulses. The Company has further clarified in the last paragraph of this section on page 87 that it does not make any claims that the product may improve cognitive function or may be used as any form of medical treatment.

The Company further advises the Staff that it has clarified the significance of the term, “phase locking indices,” on page 87 of Amendment No. 1, as requested.

Market and Competition, page 85

5.

We note your revisions in response to our prior comment 5 and reissue in part. It is unclear how the entertainment headsets that you reference on page 85 are appropriate competitors to kikippa, given that kikippa functions as a desk speaker. Please revise to provide your basis that kikippa competes in the same markets as these products.

U.S. Securities and Exchange Commission

June 30, 2023

Response to Comment No. 5:

The Company acknowledges the Staff’s comment and, without agreeing with the Staff’s concern, has deleted the reference to entertainment headsets accordingly.

6.

We note your revisions in response to our prior comment 8. We also note your statement that “kikippa is a device that generates modulated sound with the expectation to stimulate certain brain wave activity that m[a]y [sic] have a beneficial effect on the brain.” Efficacy conclusions are within the sole authority of the FDA and are assessed throughout the entire development process. Given that you do not intend to market your products as medical devices and none of your candidates have received FDA approval, it is not appropriate to state, imply or predict that they are effective. Please remove all statements related to the efficacy of your product candidates.

Response to Comment No. 6:

The Company acknowledges the Staff’s comment and respectfully reminds the Staff that kikippa is only sold in Japan and the Company does not plan to expand sales to foreign countries, including the United States, in the foreseeable future. Consequently, the kikippa desk-top speaker, which is sold as a consumer/personal care product in Japan, is not subject to regulation by the FDA, but rather is marketed and sold in accordance with Japanese law and regulation as discussed under the section entitled, “Regulation of our Industry.” Nonetheless, the Company has revised its disclosure on page 87 of Amendment No. 1 in consideration of the Staff’s concern.

Vuevo, page 87

7.

We note your revisions in response to our prior comment 9 and reissue in part. Please clarify if the pictured prototype of the VUEVO glasses is a working prototype or a representation of the intended final product.

Response to Comment No. 7:

The Company acknowledges the Staff’s comment and notes that the Company has specified that the picture of the VUEVO glasses on page 90 is that of a “prototype.” The standard definition in the Oxford Dictionary of “prototype” is a “preliminary or typical model of something (emphasis added).” Nonetheless, to avoid any possible confusion, the Company has clarified that the pictured prototype is a “working” prototype.

iwasemi, page 90

8.

We note your revisions in response to our prior comment 10 and reissue in part. Please explain the meaning of the following terms from your iwasemi study descriptions on pages 91-93, and their significance in the context of your studies:

•	“sound absorption coefficient”;

U.S. Securities and Exchange Commission

June 30, 2023

•	“normal incidence based on ISO 10534-2:1998”;

•	“in-phase” and “out-phase”;

•	“transfer-function method”; and

•	“aperture rate.”

Response to Comment No. 8:

The Company acknowledges the Staff’s comment and has added the requested information on pages 93 and 95 of Amendment No. 1.

We ask the Staff to note that the terms “in-phase” and “out-of-phase” have been replaced, respectively, with “incidental waves” and “scattered waves,” with explanations of each.

Intellectual Property, page 96

9.	We note your revisions in response to our prior comment 11 and reissue in part. Please revise your patent table to provide the expiration dates for all your pending patent applications.

Response to Comment No. 9:

The Company acknowledges the Staff’s comment and has revised the patent table, beginning on page 99 to include the typical 20-year expiration date from the time of the original application.

Exhibits

10.	Please file your by-laws to be effective upon completion of this offering as an exhibit to your registration statement. Note that we may have further comment after review of this document.

Response to Comment No. 10:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, consistent with the Companies Act of Japan and the practice and custom of Japanese companies, the Company, unlike a typical U.S. corporation, does not have “by-laws.” The Company’s constitutional document is comprised solely of its Articles of Incorporation, which is included as Exhibit 3.1 to the Registration Statement as filed on June 7, 2023.

General

11.

We note your disclosure on page 42 that “[a]fter this offering, our directors, executive officers, and founders and their respective affiliates will own shares representing approximately 56.2% of our outstanding common shares. As a result, these shareholders, if they act together, will be able to influence our management and affairs and all matters requiring shareholder approval.” Disclose on your prospectus cover page, if true, that you will be a controlled company for Nasdaq purposes after this offering. Include a risk factor discussing the risks associated with being a controlled company.

Response to Comment No. 11:

The Company acknowledges the Staff’s comment and advises the Staff that, as of the effective date of the Registration Statement, there will be no shareholder or voting agreements in place among the Company’s directors, officers, and affiliates, indicative of a “control” group. Further, the Company is not aware of any intention among its current shareholders to enter into a voting agreement that would result in the Company being a controlled company. In this regard, we note, in particular, Nasdaq Corporate Governance Rule 5615(c)(1), which provides:

U.S. Securities and Exchange Commission

June 30, 2023

“A Controlled Company is a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.”

We note that no individual, group, or other company currently holds more than 50% of the voting power of the Company and, as noted above, to the knowledge of the Company, none are expected to following the consummation of the offering. Further, Nasdaq Corporate Governance IM5615-5 states as follows:

This exemption recognizes that majority Shareholders, including parent companies, have the right to select directors and control certain key decisions, such as executive officer compensation, by virtue of their ownership rights. In order for a group to exist for purposes of this rule, the Shareholders must have publicly filed a notice that they are acting as a group (e.g., a Schedule 13D). A Controlled Company not relying upon this exemption need not provide any special disclosures about its controlled status. It should be emphasized that this controlled company exemption does not extend to the audit committee requirements under Rule 5605(c) or the requirement for executive sessions of Independent Directors under Rule 5605(b)(2). (Emphasis added.)

The Company has clarified its disclosure on page 44 to correct the potential misimpression of its status by making clear that, to the Company’s knowledge, there are no shareholder voting agreements in place or, post-offering, expected to be adopted and, in the absence thereof, the Company does not intend to rely on the Controlled Company exemption under the Nasdaq Corporate Governance Rules.

We thank the Staff for its review and consideration of the Company’s Amendment No. 1 and the foregoing responses to the Staff’s comments. As noted on the first page of this letter, the Company would very much appreciate the Staff’s earliest possible feedback on the responses herein and revised disclosure in Amendment No. 1 in consideration of the timing constraints associated with this offering.

If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Yoichi Ochiai, Chief Executive Officer, Pixie Dust Technologies, Inc.

Yoshiyuki Sekine, Chief Financial Officer, Pixie Dust Technologies, Inc.

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices